YORKVILLE ACQUISITION CORP.
1012 Springfield Avenue
Mountainside, NJ 07092

June 6, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey Lewis

Mark Rakip
Catherine De Lorenzo
Jeffrey Gabor

Re:	Yorkville Acquisition Corp.

Registration Statement on Form S-1

Filed April 16, 2025

File No. 333-286569

Ladies and Gentlemen:

This letter is submitted on behalf of Yorkville Acquisition Corp. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced Registration Statement on Form S-1 submitted on April 16, 2025 (the “Registration Statement”), as set forth in your letter dated May 13, 2025, addressed to Kevin McGurn, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Defined terms used in this letter not otherwise defined have the meanings ascribed to such terms in the Amended Registration Statement.

Registration Statement on Form S-1 filed April 16, 2025

Cover Page

1.	Please revise paragraph 5 to specifically state whether the time frame may be extended beyond 24 months. See Item 1602(a)(1) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and advise the Staff that paragraph 5 has been revised to address the Staff’s comment.

United States Securities and Exchange Commission
June 6, 2025
Page Two

Summary

Sponsor Information, page 10

2.	Please revise here and elsewhere as applicable to clearly identify the controlling persons of YA II PN, Ltd., who serve as the sole managing member of your sponsor. Refer to Item 1603(a)(7) of Regulation S-K for guidance.

Response:

We acknowledge the Staff’s comment and advise the Staff that the disclosure on pages 10, 117, and 157 have been revised to address the Staff’s comment.

Risk Factors, page 47

3.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response:

We respectfully advise the Staff that our sponsor, a limited liability company formed in the state of Delaware, is not controlled by, and does not have substantial ties with, any non-U.S. persons. Notwithstanding the foregoing, in consideration of the Staff’s comment, the Company has included a risk factor on page 59 regarding the possibility that an initial business combination may not be consummated if such initial business combination is subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States, or ultimately prohibited.

Dilution, page 100

4.	We note the Company’s tabular presentation of dilution at quartile intervals which appears to limit maximum redemptions to be less than 100% of shares being issued given that the adjusted NTBV is set at $5,000,001. We further note your disclosure on page 45 that the Company does not have a specified maximum redemption threshold, which is inconsistent with the disclosure on page 101 noting “holders of up to approximately 94.1% of our public shares may redeem their shares... as set forth in [y]our tender offer or proxy materials.” Please tell us how you considered this redemption restriction in your disclosure throughout the prospectus given it appears that the Company may not redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001.

Response:

We acknowledge the Staff’s comment and advise the Staff that the Company’s tabular presentation and related disclosure has been revised to reflect no maximum redemption threshold, addressing the Staff’s comment.

United States Securities and Exchange Commission
June 6, 2025
Page Three

5.	To the extent you have a redemption limitation requiring net tangible book value to be no less than $5,000,001 to consummate your initial business combination, please amend your disclosure to present the number of ordinary shares redeemed and amounts paid for such redemptions as quartile percentages of the maximum redemption, rather than based on the entire amount of shares to be sold to public shareholders.

Response:

We acknowledge the Staff’s comment and advise the Staff that the related disclosure has been revised to reflect no maximum redemption threshold, addressing the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 104

6.	We note your disclosure herein identifying factors that raise substantial doubt about your ability to continue as a going concern. However, we note the disclosure in your audited notes to financial statements that while the Company does not have sufficient liquidity to meet its current obligations, management has determined it has access to funds from the sponsor to fund its working capital needs within one year after the date that the financial statements were issued. Please reconcile these statements, and advise or revise as necessary.

Response:

We acknowledge the Staff’s comment and advise the Staff that the Company has removed the disclosure stating substantial doubt about our ability to continue as a going concern on page 105, which is now consistent with the disclosure in our audited notes to the financial statements, addressing the Staff’s comment.

Underwriting, page 195

7.	We note your disclosure on page 196 and elsewhere that the representative shares have been deemed compensation by FINRA. Please revise to include these shares in the underwriter’s compensation table. Please refer to Item 508(e) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and advise the Staff that the underwriter’s compensation table and related disclosure have been revised to address the Staff’s comment.

United States Securities and Exchange Commission
June 6, 2025
Page Four

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to contact Stephen P. Alicanti, of DLA Piper LLP (US), at (212) 335-4783.

Sincerely,

YORKVILLE ACQUISITION CORP.

/s/ Kevin McGurn
Kevin McGurn
Chief Executive Officer

cc:	Stephen P. Alicanti, DLA Piper LLP (US)